UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
November 29, 2017
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG
 (Registrant)

Date: November 29, 2017
By:
/s/ Joachim Oechslin
Joachim Oechslin
Chief Risk Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.
Rounding differences may occur within the tables.

Pillar 3 and regulatory disclosures 3Q17
Credit Suisse Group AG

Introduction
Risk-weighted assets
Reconciliation requirements
Additional regulatory disclosures
List of abbreviations
Cautionary statement regarding forward-looking information

Introduction
General
This report as of September 30, 2017 for the Group is based on the revised Circular 2016/1 “Disclosure – banks” (FINMA circular) issued by the Swiss Financial Market Supervisory Authority FINMA (FINMA). The FINMA circular includes the implementation of the revised Pillar 3 disclosure requirements issued by the Basel Committee on Banking Supervisions (BCBS) in January 2015. This document should be read in conjunction with the Pillar 3 and regulatory disclosures – Credit Suisse Group AG 2016 and 2Q17, the Credit Suisse Annual Report 2016 and the Credit Suisse 3Q17 Financial Report, which includes important information on regulatory capital and risk management (specific references have been made herein to these documents) and regulatory developments and proposals.
The highest consolidated entity in the Group to which the FINMA circular applies is Credit Suisse Group.
This report is produced and published quarterly, in accordance with FINMA requirements. The reporting frequency for each disclosure requirement is either annual, semi-annual or quarterly.
These disclosures were verified and approved internally in line with our board-approved policy on disclosure controls and procedures. The information in this report is subject to the same level of internal control processes as the information provided by the Group for its financial reporting. This report has not been audited by the Group’s external auditors.
> Refer to “Pillar 3 and regulatory disclosures – Credit Suisse Group AG 2016” under www.credit-suisse.com/regulatorydisclosures for the annual qualitative disclosures required by the FINMA circular.
For certain prescribed table formats where line items have zero balances, such line items have not been presented.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments that form part of the eligible capital base, G-SIB financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to www.credit-suisse.com/regulatorydisclosures for additional information.

Risk-weighted assets
Overview
The following table provides an overview of total risk-weighted assets (RWA) forming the denominator of the risk-based capital requirements.
OV1 – Overview of risk-weighted assets and capital requirements
	Risk-weighted assets			Capital requirement	[1]
end of	3Q17	2Q17	4Q16	3Q17
CHF million
Credit risk (excluding counterparty credit risk)	118,496	119,398	117,325	9,480
of which standardized approach	10,612	10,854	11,916	849
of which internal rating-based approach	107,884	108,544	105,409	8,631
Counterparty credit risk	27,477	25,721	31,859	2,198
of which standardized approach for counterparty credit risk [2]	2,968	2,869	3,214	237
of which internal model method [3]	24,509	22,852	28,645	1,961
of which derivatives and SFTs	16,596	13,945	14,871	1,328
Equity positions in the banking book	8,525	9,581	11,183	682
Settlement risk	186	188	279	15
Securitization exposures in the banking book	9,925	10,515	10,089	794
of which ratings-based approach	1,734	1,680	1,500	139
of which supervisory formula approach	3,952	4,760	5,087	316
of which standardized approach/simplified supervisory formula approach	4,239	4,075	3,502	339
Amounts below the thresholds for deduction (subject to 250% risk weight)	11,726	11,483	11,334	938
Total credit risk	176,335	176,886	182,069	14,107
Total market risk	19,080	18,049	23,248	1,526
of which standardized approach	3,683	3,597	3,965	294
of which internal model approach	15,397	14,452	19,283	1,232
Total operational risk	71,173	65,983	66,055	5,694
of which advanced measurement approach	71,173	65,983	66,055	5,694
Floor adjustment [4]	0	0	0	0
Total	266,588	260,918	271,372	21,327
1 Calculated as 8% of risk-weighted assets based on BIS total capital minimum requirements excluding capital conservation buffer and G-SIB buffer requirements.
2 Reported under the current exposure method.
3
Includes RWA relating to advanced credit valuation adjustment and central counterparties of CHF 7,808 million, CHF 8,796 million and CHF 13,717 million as of the end of 3Q17, 2Q17 and 4Q16, respectively.

4 Credit Suisse is not subject to a floor adjustment because current capital requirements and deductions exceed 80% of those under Basel I.
RWA movements in 3Q17
RWA increased 2% to CHF 266.6 billion as of the end of 3Q17 compared to CHF 260.9 billion as of the end of 2Q17, primarily driven by methodology and policy changes in operational risk and credit risk and a foreign exchange impact. These increases were partially offset by decreases resulting from movements in risk levels in credit risk.
RWA flow statements for credit risk, counterparty credit risk (CCR) and market risk are presented below.
> Refer to “Risk-weighted assets” (pages 62 to 64) in II – Treasury, risk, balance sheet and off-balance sheet – Capital Management in the Credit Suisse 3Q17 Financial Report for further information on movements in risk-weighted assets in 3Q17.

Risk-weighted assets flow statements
Credit risk and counterparty credit risk
The following table presents the definitions of the RWA flow statements components for credit risk and CCR.
Definition of risk-weighted assets movement components related to credit risk and CCR
Description	Definition
Asset size	Represents changes arising in the ordinary course of business (including new businesses)
Asset quality/Credit quality of counterparties	Represents changes in average risk weighting across credit risk classes
Model and parameter updates	Represents movements arising from updates to models and recalibrations of parameters
Methodology and policy changes	Represents movements due to methodology changes in calculations driven by regulatory policy changes, including both revisions to existing regulations and new regulations
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category
Credit risk RWA movements in 3Q17
The following table presents the 3Q17 flow statement explaining the variations in the credit risk RWA determined under an IRB approach.
CR8 – Risk-weighted assets flow statements of credit risk exposures under IRB
3Q17	RWA
CHF million
Risk-weighted assets at beginning of period	108,544
Asset size	(2,890)
Asset quality	(46)
Model and parameter updates	124
Methodology and policy changes	842
Foreign exchange impact	1,310
Risk-weighted assets at end of period	107,884
Credit risk RWA under IRB decreased CHF 0.7 billion to CHF 107.9 billion as of the end of 3Q17 compared to CHF 108.5 billion as of the end of 2Q17, primarily driven by decreases related to asset size, partially offset by a foreign exchange impact and increases resulting from methodology and policy changes.
The decrease related to asset size mainly reflected the impact of hedging transactions executed in connection with managing the Group’s risk-weighted asset position, the sale of legacy asset management positions and the securitization of certain lending exposures.
The increase in methodology and policy changes was mainly due to an additional phase-in of the multiplier on income producing real estate exposures and an additional phase-in of a multiplier on certain investment banking corporate exposures.
Counterparty credit risk RWA movements in 3Q17
The following table presents the 3Q17 flow statement explaining changes in CCR RWA determined under the Internal Model Method (IMM) for CCR (derivatives and SFTs).
CCR7 – Risk-weighted assets flow statements of CCR exposures under IMM
3Q17	RWA
CHF million
Risk-weighted assets at beginning of period	13,945
Asset size	2,331
Credit quality of counterparties	(241)
Methodology and policy changess	396
Foreign exchange impact	165
Risk-weighted assets at end of period	16,596
CCR RWA under IMM increased 19% in 3Q17, primarily driven by increases relating to asset size mainly reflecting the expiration of a credit risk hedge and increases in derivative exposures.

Market risk
The following table presents the definitions of the RWA flow statements components for market risk.
Definitions of risk-weighted assets movement components related to market risk
Description	Definition
RWA as of the end of the previous and current reporting periods	Represents RWA at quarter-end
Regulatory adjustment	Indicates the difference between RWA and RWA (end of day) at beginning and end of period
RWA as of the previous and current quarters end (end of day)	For a given component (e.g. VaR) it refers to the RWA that would be computed if the snapshot quarter end figure of the component determines the quarter end RWA, as opposed to a 60-day average for regulatory
Movement in risk levels	Represents movements due to position changes
Model and parameter updates	Represents movements arising from updates to model parameters and model changes
Methodology and policy changes	Represents movements due to methodology changes in calculations driven by regulatory policy changes, including both revisions to existing regulations and new regulations
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category
Market risk RWA movements in 3Q17
The following table presents the 3Q17 flow statement explaining variations in the market risk RWA determined under an internal model approach.
MR2 – Risk-weighted assets flow statements of market risk exposures under an internal model approach
3Q17	Regulatory VaR	Stressed VaR	IRC	Other	[1]	Total RWA
CHF million
Risk-weighted assets at beginning of period	2,182	4,229	1,976	6,065		14,452
Regulatory adjustment	109	(208)	(337)	(29)		(465)
Risk-weighted assets at beginning of period (end of day)	2,291	4,021	1,639	6,036		13,987
Movement in risk levels	(286)	(348)	(13)	494		(153)
Model and parameter updates	(76)	24	0	0		(52)
Methodology and policy changes	0	(40)	0	20		(20)
Foreign exchange impact	52	101	46	146		345
Risk-weighted assets at end of period (end of day)	1,981	3,758	1,672	6,696		14,107
Regulatory adjustment	428	739	184	(61)		1,290
Risk-weighted assets at end of period	2,409	4,497	1,856	6,635		15,397
1 Risks not in VaR.
Market risk RWA under an internal model approach increased 7% in 3Q17, primarily due to an increase in risk levels from risks not in VaR.

Reconciliation requirements
Balance sheet
The following table shows the balance sheet as published in the consolidated financial statements of the Group and the balance sheet under the regulatory scope of consolidation. The reference indicates how such assets and liabilities are considered in the composition of regulatory capital.
> Refer to “Principles of consolidation” (page 8) in Linkages between financial statements and regulatory disclosures – Differences between accounting and regulatory scopes of consolidation in the Pillar 3 and regulatory disclosures – Credit Suisse Group AG 2016 for information on key differences between the accounting and the regulatory scope of consolidation.
> Refer to “Note 3 – Business developments” (page 99) in the Credit Suisse 3Q17 Financial Report for information on changes in the scope of consolidation.
> Refer to “Note 40 – Significant subsidiaries and equity method investments” (pages 383 to 385) in the Credit Suisse Annual Report 2016 for a list of significant subsidiaries and associated entities.
Balance sheet
	Balance sheet
end of 3Q17	Financial statements	Regulatory scope of consolidation	Reference to composition of capital
Assets (CHF million)
Cash and due from banks	105,779	105,353
Interest-bearing deposits with banks	684	1,111
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	140,041	133,961
Securities received as collateral, at fair value	35,901	35,901
Trading assets, at fair value	142,379	136,905
Investment securities	2,704	1,963
Other investments	6,173	6,109
Net loans	275,853	276,505
Premises and equipment	4,591	4,658
Goodwill	4,715	4,715	a
Other intangible assets	219	219
of which other intangible assets (excluding mortgage servicing rights)	66	66	b
Brokerage receivables	35,525	35,522
Other assets	34,126	32,985
of which deferred tax assets related to net operating losses	2,666	2,666	c
of which deferred tax assets from temporary differences	4,837	4,641	d
of which defined-benefit pension fund net assets	1,591	1,591	e
Total assets	788,690	775,907

Balance sheet (continued)
	Balance sheet
end of 3Q17	Financial statements	Regulatory scope of consolidation	Reference to composition of capital
Liabilities and equity (CHF million)
Due to banks	17,497	18,159
Customer deposits	354,386	354,603
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	33,146	33,146
Obligation to return securities received as collateral, at fair value	35,901	35,901
Trading liabilities, at fair value	43,920	43,879
Short-term borrowings	16,227	10,403
Long-term debt	180,294	178,756
Brokerage payables	32,416	32,416
Other liabilities	30,822	24,595
Total liabilities	744,609	731,858
of which additional tier 1 instruments, fully eligible	12,968	12,968	g
of which additional tier 1 instruments subject to phase-out	2,704	2,704	h
of which tier 2 instruments, fully eligible	4,112	4,112	i
of which tier 2 instruments subject to phase-out	3,965	3,965	j
Common shares	102	103
Additional paid-in capital	35,527	35,527
Retained earnings	27,099	27,065
Treasury shares, at cost	(17)	(13)
Accumulated other comprehensive income/(loss)	(18,853)	(18,824)
Total shareholders' equity [1]	43,858	43,858
Noncontrolling interests [2]	223	191
Total equity	44,081	44,049
Total liabilities and equity	788,690	775,907
1 Eligible as CET1 capital, prior to regulatory adjustments.
2
The difference between the accounting and regulatory scope of consolidation primarily represents private equity and other fund type vehicles, which FINMA does not require to consolidate for capital adequacy reporting.

Composition of BIS regulatory capital
The following tables provide details on the composition of Bank for International Settlements (BIS) regulatory capital and details on common equity tier 1 (CET1) capital adjustments subject to phase-in as well as details on additional tier 1 capital and tier 2 capital.
Composition of BIS regulatory capital
end of	3Q17
Eligible capital (CHF million)
Total shareholders' equity (US GAAP)	43,858
Regulatory adjustments	(597)	[1]
Adjustments subject to phase-in	(5,930)	[2]
CET1 capital	37,331
Additional tier 1 instruments	12,350	[3]
Additional tier 1 instruments subject to phase-out	2,704	[4]
Deductions from additional tier 1 capital	(537)	[5]
Additional tier 1 capital	14,517
Tier 1 capital	51,848
Tier 2 instruments	4,112	[6]
Tier 2 instruments subject to phase-out	1,295
Deductions from tier 2 capital	(47)
Tier 2 capital	5,360
Total eligible capital	57,208
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2
Reflects 80% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 20% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 7.5 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.8 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5
Includes 20% of goodwill and other intangible assets (CHF 1.0 billion) and other capital deductions, including the regulatory reversal of gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, which will be deducted from CET1 once Basel III is fully implemented.

6 Consists of low-trigger capital instruments with a capital ratio write-down trigger of 5%.

The following tables provide details on CET1 capital adjustments subject to phase-in and details on additional tier 1 capital and tier 2 capital. The column “Transition amount” represents the amounts that have been recognized in eligible capital as of September 30, 2017. The column “Amount to be phased in” represents those amounts that are still to be phased in as CET1 capital adjustments through year-end 2018.
Details on CET1 capital adjustments subject to phase-in
end of 3Q17	Balance sheet	Reference to balance sheet	[1]	Regulatory adjustments		Total	Transition amount	[2]	Amount to be phased in
CET1 capital adjustments subject to phase-in (CHF million)
Accounting treatment of defined benefit pension plans	–			–		–	590		(590)
Common share capital issued by subsidiaries and held by third parties	–			–		–	39		(39)
Goodwill	4,715	a		(21)	[3]	4,694	(3,755)		(939)	[4]
Other intangible assets (excluding mortgage-servicing rights)	66	b		(5)	[5]	61	(49)		(12)	[4]
Deferred tax assets that rely on future profitability (excluding temporary differences)	2,666	c		–		2,666	(2,133)		(533)	[6]
Shortfall of provisions to expected losses	–			469		469	(375)		(94)	[7]
Gains/(losses) due to changes in own credit on fair-valued liabilities	–			(2,181)		(2,181)	1,745		436	[8]
Defined-benefit pension assets	1,591	e		(376)	[5]	1,215	(972)		(243)	[6]
Investments in own shares	–			9		9	(7)		(2)	[4]
Other adjustments [9]	–			(19)		(19)	17		4	[4]
Amounts above 10% threshold	4,641			(3,353)		1,288	(1,030)		(258)
of which deferred tax assets from temporary differences	4,641	d		(3,353)	[10]	1,288	(1,030)		(258)	[6]
Adjustments subject to phase-in to CET1 capital							(5,930)		(2,270)
Rounding differences may occur.
1 Refer to the balance sheet under regulatory scope of consolidation in the table "Balance sheet". Only material items are referenced to the balance sheet.
2
Reflects 80% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 20% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

3 Represents related deferred tax liability and goodwill on equity method investments.
4 Deducted from additional tier 1 capital.
5 Represents related deferred tax liability.
6 Risk-weighted.
7 50% deducted from additional tier 1 capital and 50% from tier 2 capital.
8 Includes CHF 459 million related to debt instruments deducted from additional tier 1 capital.
9 Includes cash flow hedge reserve.
10
Includes threshold adjustments of CHF (3,836) million and an aggregate of CHF 483 million related to the add-back of deferred tax liabilities on goodwill, other intangible assets, mortgage servicing rights and pension assets that are netted against deferred tax assets under US GAAP.

Details on additional tier 1 capital and tier 2 capital
end of 3Q17	Balance sheet	Reference to balance sheet	[1]	Regulatory adjustments		Total	Transition amount
Additional tier 1 capital (CHF million)
Additional tier 1 instruments [2]	12,968	g		(618)	[3]	12,350	12,350
Additional tier 1 instruments subject to phase-out [2]	2,704	h		0		2,704	2,704
Total additional tier 1 instruments							15,054
Deductions from additional tier 1 capital
Goodwill							(939)	[4]
Other intangible assets (excluding mortgage-servicing rights)							(12)	[4]
Shortfall of provisions to expected losses							(47)
Gains/(losses) due to changes in own credit on fair-valued financial liabilities							459
Investments in own shares							(2)
Other deductions							4
Deductions from additional tier 1 capital							(537)
Additional tier 1 capital							14,517
Tier 2 capital (CHF million)
Tier 2 instruments	4,112	i		–		4,112	4,112
Tier 2 instruments subject to phase-out	3,965	j		(2,670)	[5]	1,295	1,295
Total tier 2 instruments							5,407
Deductions from tier 2 capital
Shortfall of provisions to expected losses							(47)
Deductions from tier 2 capital							(47)
Tier 2 capital							5,360
1 Refer to the balance sheet under regulatory scope of consolidation in the table "Balance sheet". Only material items are referenced to the balance sheet.
2 Classified as liabilities under US GAAP.
3 Includes the reversal of gains/(losses) due to changes in own credit spreads on fair valued capital instruments.
4 Net of related deferred tax liability.
5 Primarily includes the impact of the prescribed amortization requirements as instruments move closer to their maturity.
Additional information
end of	3Q17
Risk-weighted assets related to amounts subject to phase-in (CHF million)
Adjustment for accounting treatment of pension plans	751
Defined-benefit pension assets	243
Deferred tax assets	79
Risk-weighted assets related to amounts subject to phase-in	1,073
Amounts below the thresholds for deduction (before risk weighting) (CHF million)
Non-significant investments in BFI entities	3,244
Significant investments in BFI entities	731
Mortgage servicing rights	123	[1]
Deferred tax assets arising from temporary differences	3,836	[1]
Applicable caps on the inclusion of provisions in tier 2 (CHF million)
Cap on inclusion of provisions in tier 2 under standardized approach	99
Cap for inclusion of provisions in tier 2 under internal ratings-based approach	847
1 Net of related deferred tax liability.

Additional regulatory disclosures
Swiss capital requirements
The FINMA circular requires certain additional disclosures for systemically relevant financial institutions and stand-alone banks. The following tables show the capital requirements based on capital ratios and leverage ratio.
> Refer to “Swiss requirements” (pages 57 to 59) in II – Treasury, risk, balance sheet and off-balance sheet in the Credit Suisse 3Q17 Financial Report for further information on Swiss capital requirements.
Swiss capital requirements and metrics
	Phase-in				Look-through
end of 3Q17	CHF million		in % of RWA		CHF million	in % of RWA
Swiss risk-weighted assets
Swiss risk-weighted assets	267,184		–		265,607	–
Risk-based capital requirements (going-concern) based on Swiss capital ratios
Total	32,551		12.183		38,470	14.484
of which CET1: minimum	15,497		5.8		11,952	4.5
of which CET1: buffer	8,550		3.2		14,608	5.5
of which CET1: countercyclical buffers	488		0.183		488	0.184
of which additional tier 1: minimum	5,878		2.2		9,296	3.5
of which additional tier 1: buffer	2,137		0.8		2,125	0.8
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [1]	53,640		20.1		47,055	17.7
of which CET1 capital [2]	37,178		13.9		34,705	13.1
of which additional tier 1 high-trigger capital instruments	7,505		2.8		7,505	2.8
of which additional tier 1 low-trigger capital instruments [3]	4,845		1.8		4,845	1.8
of which tier 2 low-trigger capital instruments [4]	4,112		1.5		0	0.0
Risk-based requirement for additional total loss-absorbing capacity (gone-concern) based on Swiss capital ratios
Total	14,246	[5]	5.332	[5]	30,598	11.52
Eligible additional total loss-absorbing capacity (gone-concern)
Total	34,040	[6]	12.7		33,535	12.6
of which bail-in instruments	29,423		11.0		29,423	11.1
1 Excludes tier 1 capital which is used to fulfill gone-concern requirements.
2 Excludes CET1 capital which is used to fulfill gone-concern requirements.
3
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments no later than December 31, 2019 according to the transitional Swiss "Too Big to Fail" rules.

5 The total loss-absorbing capacity (gone concern) requirement of 6.2% was reduced by 0.868%, or CHF 2,319 million, reflecting rebates in accordance with article 133 of the CAO.
6
Includes CHF 4,617 million of capital instruments (additional tier 1 instruments subject to phase-out, tier 2 instruments subject to phase-out, tier 2 amortization component and certain deductions) which, under the phase-in rules, continue to count as gone concern capital.

Swiss leverage requirements and metrics
	Phase-in				Look-through
end of 3Q17	CHF million		in % of LRD		CHF million	in % of LRD
Leverage exposure
Leverage ratio denominator	911,989		–		908,967	–
Unweighted capital requirements (going-concern) based on Swiss leverage ratio
Total	31,920		3.5		45,449	5.0
of which CET1: minimum	19,152		2.1		13,635	1.5
of which CET1: buffer	4,560		0.5		18,179	2.0
of which additional tier 1: minimum	8,208		0.9		13,635	1.5
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [1]	53,640		5.9		47,055	5.2
of which CET1 capital [2]	37,178		4.1		34,705	3.8
of which additional tier 1 high-trigger capital instruments	7,505		0.8		7,505	0.8
of which additional tier 1 low-trigger capital instruments [3]	4,845		0.5		4,845	0.5
of which tier 2 low-trigger capital instruments [4]	4,112		0.5		0	0.0
Unweighted requirements for additional total loss-absorbing capacity (gone-concern) based on Swiss leverage ratio
Total	15,686	[5]	1.72	[5]	37,087	4.08
Eligible additional total loss-absorbing capacity (gone-concern)
Total	34,040	[6]	3.7		33,535	3.7
of which bail-in instruments	29,423		3.2		29,423	3.2
1 Excludes tier 1 capital which is used to fulfill gone-concern requirements.
2 Excludes CET1 capital which is used to fulfill gone-concern requirements.
3
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments no later than December 31, 2019 according to the transitional Swiss "Too Big to Fail" rules.

5 The total loss-absorbing capacity (gone concern) requirement of 2.0% was reduced by 0.28%, or CHF 2,554 million, reflecting rebates in accordance with article 133 of the CAO.
6
Includes CHF 4,617 million of capital instruments (additional tier 1 instruments subject to phase-out, tier 2 instruments subject to phase-out, tier 2 amortization component and certain deductions) which, under the phase-in rules, continue to count as gone concern capital.

Leverage metrics
Beginning in 1Q15, Credit Suisse adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA.
> Refer to “Leverage metrics” (page 128) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management in the Credit Suisse Annual Report 2016 and “Leverage metrics” (page 65) in II – Treasury, risk, balance sheet and off-balance sheet in the Credit Suisse 3Q17 Financial Report for further information on leverage metrics.
Reconciliation of consolidated assets to leverage exposure – Phase-in
end of	3Q17
Reconciliation of consolidated assets to leverage exposure (CHF million)
Total consolidated assets as per published financial statements	788,690
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation [1]	(12,551)
Adjustments for derivatives financial instruments	85,872
Adjustments for SFTs (i.e. repos and similar secured lending)	(25,298)
Adjustments for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	75,276
Total leverage exposure	911,989
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage ratio common disclosure template – Phase-in
end of	3Q17
Reconciliation of consolidated assets to leverage exposure (CHF million)
On-balance sheet items (excluding derivatives and SFTs, but including collateral)	567,785
Asset amounts deducted from Basel III tier 1 capital	(8,502)
Total on-balance sheet exposures	559,283
Reconciliation of consolidated assets to leverage exposure (CHF million)
Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	24,415
Add-on amounts for PFE associated with all derivatives transactions	85,116
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	23,966
Deductions of receivables assets for cash variation margin provided in derivatives transactions	(22,554)
Exempted CCP leg of client-cleared trade exposures	(13,153)
Adjusted effective notional amount of all written credit derivatives	215,714
Adjusted effective notional offsets and add-on deductions for written credit derivatives	(206,724)
Derivative Exposures	106,780
Securities financing transaction exposures (CHF million)
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	188,934
Netted amounts of cash payables and cash receivables of gross SFT assets	(28,886)
Counterparty credit risk exposure for SFT assets	10,602
Agent transaction exposures	0
Securities financing transaction exposures	170,650
Other off-balance sheet exposures (CHF million)
Off-balance sheet exposure at gross notional amount	237,053
Adjustments for conversion to credit equivalent amounts	(161,777)
Other off-balance sheet exposures	75,276
Tier 1 capital (CHF million)
Tier 1 capital	51,848
Leverage exposure (CHF million)
Total leverage exposure	911,989
Leverage ratio (%)
Basel III leverage ratio	5.7

Liquidity coverage ratio
Our calculation methodology for the liquidity coverage ratio (LCR) is prescribed by FINMA. For disclosure purposes our LCR is calculated using a three-month average which, beginning in 1Q17, is measured using daily calculations during the quarter rather than the month-end metrics used before. This change in the LCR averaging methodology resulted from updated FINMA requirements that became effective January 1, 2017.
> Refer to “Liquidity metrics” (pages 110 to 111) in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2016 and “Liquidity metrics” (pages 53 to 54) in II – Treasury, risk, balance sheet and off-balance sheet in the Credit Suisse 3Q17 Financial Report for further information on the Group’s liquidity management including high quality liquid assets, liquidity pool and liquidity coverage ratio.
Liquidity coverage ratio
end of 3Q17	Unweighted value	[1]	Weighted value	[2]
High Quality Liquid Assets (CHF million)
High quality liquid assets	168,779		167,810
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	155,520		19,564
of which less stable deposits	155,520		19,564
Unsecured wholesale funding	211,091		83,410
of which operational deposits (all counterparties) and deposits in networks of cooperative banks	34,699		8,675
of which non-operational deposits (all counterparties)	100,654		59,966
of which unsecured debt	14,342		14,342
Secured wholesale funding	149,046		66,424
Additional requirements	177,708		37,536
of which outflows related to derivative exposures and other collateral requirements	79,331		17,787
of which outflows related to loss of funding on debt products	1,527		1,527
of which credit and liquidity facilities	96,850		18,222
Other contractual funding obligations	69,459		69,459
Other contingent funding obligations	228,500		6,305
Total cash outflows	–		282,698
Cash inflows (CHF million)
Secured lending	131,449		86,276
Inflows from fully performing exposures	61,728		30,708
Other cash inflows	73,197		73,197
Total cash inflows	–		190,181
Liquidity cover ratio
High quality liquid assets (CHF million)	–		167,810
Net cash outflows (CHF million)	–		92,517
Liquidity coverage ratio (%)	–		181
Calculated using a three-month average, which is calculated on a daily basis.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high quality liquid assets or inflow and outflow rates.

Minimum disclosures for large banks
The following table shows the Group’s minimum disclosure requirements for large banks prepared in accordance with Swiss CAO for non-systemically relevant financial institutions.
Key metrics for non-systemically relevant financial institutions
end of 3Q17	Phase-in
CHF million, except where indicated
Minimum required capital (8% of risk-weighted assets)	21,375
Swiss total eligible capital	57,055
of which Swiss CET1 capital	37,178
of which Swiss tier 1 capital	51,695
Swiss risk-weighted assets	267,184
Swiss CET1 ratio (%)	13.9
Swiss tier 1 ratio (%)	19.3
Swiss total capital ratio (%)	21.4
Countercyclical buffers (%)	0.183
Swiss CET1 ratio requirement (%) [1]	8.383
Swiss tier 1 ratio requirement (%) [1]	10.383
Swiss total capital ratio requirement (%) [1]	12.983
Swiss leverage ratio based on tier 1 capital (%)	5.7
Leverage exposure	911,989
Liquidity coverage ratio (%) [2]	181
Numerator: total high quality liquid assets	167,810
Denominator: net cash outflows	92,517
Reflects the view as if the Group was not a Swiss SIFI. Refer to "Swiss capital requirements and metrics" and "Swiss leverage requirements and metrics" tables for the Swiss SIFI view.
1 The capital requirements are in accordance with Appendix 8 of the CAO, plus the countercyclical buffer.
2 Calculated using a three-month average, which is calculated on a daily basis.

List of abbreviations
B
BCBS	Basel Committee on Banking Supervision
BFI	Banking, financial and insurance
BIS	Bank for International Settlements
C
CAO	Capital Adequacy Ordinance
CCP	Central counterparties
CCR	Counterparty credit risk
CET1	Common equity tier 1
F
FINMA	Swiss Financial Market Supervisory Authority FINMA
G
G-SIB	Global systemically important banks
I
IMM	Internal Models Method
IRB	Internal Ratings-Based Approach
IRC	Incremental Risk Charge
L
LRD	Leverage ratio denominator
P
PFE	Potential future exposure
R
RBA	Ratings-Based Approach
RNIV	Risks not in value-at-risk
RWA	Risk-weighted assets
S
SA	Standardized Approach
SA-CCR	Standardized Approach - counterparty credit risk
SFA	Supervisory Formula Approach
SFT	Securities Financing Transactions
SIFI	Systemically Important Financial Institution
SSFA	Simplified Supervisory Formula Approach
U
US GAAP	Accounting principles generally accepted in the US
V
VaR	Value-at-Risk

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2017 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including cost efficiency, net new asset, pre-tax income/(loss), capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold, and other targets and ambitions;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– the risk of cyberattacks on our business or operations;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– the potential effects of proposed changes in our legal entity structure;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings, and other contingencies; and
– other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2016.

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
www.credit-suisse.com